Exhibit 2.1

AMENDMENT NO. 4 TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AMENDMENT NO. 4 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), dated October 19, 2026, by and among Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Parent”), Gravitics Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Acquisition Subsidiary”), and Gravitics, Inc., a Delaware corporation (the “Company”), pursuant to which the Acquisition Subsidiary will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Parent.

WHEREAS, the Parties entered into the Agreement and Plan of Merger and Reorganization on May 6, 2026, which was previously amended on June 30, 2026, August 5, 2026 and September 30, 2026 (as amended, the “Merger Agreement”); and

WHEREAS, the Parties desire to further amend the Merger Agreement to modify the size of the Public Offering.

NOW, THEREFORE, the Parties, each intending to be legally bound hereby, do mutually covenant and agree as follows, subject to and effective as of the Effective Time (as defined below):

1. Capitalized words and terms not otherwise defined in this Amendment shall have the meaning ascribed to such words and terms set forth in the Merger Agreement.

2. Section 4.16 of the Merger Agreement is hereby amended and restated as follows:

“4.16 Underwritten Public Offering and Uplisting. The Parent and the Company shall each use its Reasonable Best Efforts to consummate for the Post-Merger Parent (a) an underwritten public offering with gross proceeds currently expected to be $50 million, but in no event less than $40 million (excluding the underwriter’s over-allotment option) (the “Public Offering”), and (b) a corresponding uplisting to Nasdaq, the NYSE, the NYSE American, or other national securities exchange (the “Uplisting”), each to be completed as soon as practicable after the Closing Date. For the avoidance of doubt, the Company will prepare, with input from the Parent, any Registration Statement, listing application for Nasdaq, the NYSE, the NYSE American, or other national securities exchange, and other documentation related to the Public Offering and Uplisting.”

3. In the event of any conflict between the Merger Agreement and this Amendment, the terms as contained in this Amendment shall control. Except as expressly modified by this Amendment, all other terms and conditions of the Merger Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects.

4. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be one and the same agreement. Facsimile and electronic signatures shall be treated in all respects and for all purposes as originals.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

PARENT:

NON-INVASIVE MONITORING SYSTEMS, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	Chief Financial Officer

ACQUISITION SUBSIDIARY:

GRAVITICS MERGER SUB, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	President

COMPANY:

GRAVITICS, INC.

By:	/s/ Colin Doughan
Name:	Colin Doughan
Title:	Chief Executive Officer